SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

                                 SCHEDULE 13E-4

           Issuer Tender Offer Statement (Pursuant to Section 13(e)(1)
                     of the Securities Exchange Act of 1934)
                                (Amendment No. 1)


                        GENERAL MAGNAPLATE CORPORATION
                                (NAME OF ISSUER)

                         GENERAL MAGNAPLATE CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    370262206
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                              CANDIDA C. AVERSENTI
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         GENERAL MAGNAPLATE CORPORATION
                                  1331 ROUTE 1
                            LINDEN, NEW JERSEY 07030
                            TELEPHONE: (908) 862-6200
                            FACSIMILE: (908) 862-6110

                                 With a copy to:

                            ROBERT A. SCHWARTZ, ESQ.
                        JAMIESON, MOORE, PESKIN & SPICER
                               177 MADISON AVENUE
                          MORRISTOWN, NEW JERSEY 07960
                                 (973) 984-1616
                            FACSIMILE: (973) 984-9549

                                October 12, 1999
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

                           CALCULATION OF FILING FEE:

                   TRANSACTION                        AMOUNT OF
                   VALUATION:                         FILING FEE:

(X) Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $480.00
Form or Registration No.: Schedule 13E-4
Filing Party: General Magnaplate Corporation


Date Filed: October 12, 1999

                             INTRODUCTORY STATEMENT

     This Amendment No. 1 amends the Issuer Tender Offer Statement on Schedule 13E-4, (the "Schedule 13E-4") previously filed with the Securities and Exchange Commission by General Magnaplate Corporation, a New Jersey corporation (the "Issuer"), in connection with the Issuer's offer to purchase up to 600,000 shares of its Common Stock, no par value per share, at a price not less than $3.25 per share or more than $4.00 per share, upon the terms and subject to the conditions of the Offer to Purchase, filed as Exhibit(a)(1) hereto, which is incorporated herein by reference. The tender offer terminated at 5:00 p.m., New York City time, on November 12, 1999.

    Pursuant to Rule 13e-4(c)(3) and General Instruction D of Schedule 13E-4, the Schedule 13E-4 is hereby amended and supplemented as set forth in this Amendment No. 1.

ITEM 1.  SECURITY AND ISSUER.

     Sub-Item(b) of Item 1 to the Schedule 13E-4 is hereby amended and supplemented by adding at the end of Sub-Item (b) the following:

     The tender offer expired at 5:00 p.m., New York City time, on November 12, 1999. The exact number of shares of Common Stock acquired pursuant to the Offer was 412,000, at a purchase price of $3.25 per share, for a total aggregate purchase price of $1,339,000.00, plus the fees and expenses associated with the tender offer. The Issuer accepted all shares tendered at the $3.25 per share price.


ITEM 9.               MATERIAL TO BE FILED AS EXHIBITS.

The following Exhibits are filed herewith or incorporated by reference herein to documents previously filed.

(a)       (1)      Form of Offer to Purchase dated October 12, 1999.*

          (2) Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Substitute Form W-9).*

          (3)      Form of Notice of Guaranteed Delivery.*

          (4) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

          (5) Form of Letter dated October 12, 1999 from Charles P. Covino, Chairman and Candida C. Aversenti, President and Chief Executive Officer of the Issuer, to the Stockholders of the Issuer.*

          (6) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated October 12, 1999 from Charles P. Covino, Chairman and Candida C. Aversenti, President and Chief Executive Officer of the Issuer.*

          (7) Text of Press Release dated October 12, 1999.*

          (8) Text of Press Release dated October 26, 1999.

          (9) Text of Press Release dated November 15, 1999.

          (10) Text of Press Release dated November 23, 1999.


 (b)               Not Applicable.

 (c)               Not applicable.

 (d)               Not applicable.

 (e)               Not applicable.

 (f)               Not applicable.

 (g) Pages 4 to 9 of the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1999.*

----------------------
* Previously filed

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 GENERAL MAGNAPLATE CORPORATION

                                                 By:   /s/ Candida C. Aversenti
                                                       ------------------------
                                                       Candida C. Aversenti
                                                       President and
                                                       Chief Executive Officer

Dated: Deceber 2, 1999

                                  EXHIBIT INDEX

DESCRIPTION EXHIBIT

(a)(1)   Form of Offer to Purchase dated October 12, 1999.*

(2) Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Substitute Form W-9).*

(3)      Form of Notice of Guaranteed Delivery.*

(4) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(5) Form of Letter dated October 12, 1999 from Charles P. Covino, Chairman and Candida C. Aversenti, President and Chief Executive Officer of the Issuer, to the Stockholders of the Issuer.*

(6) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated October 12, 1999 from Charles P. Covino, Chairman and Candida C. Aversenti, President and Chief Executive Officer of the Issuer.*

(7)      Text of Press Release dated October 12, 1999.*

(8)      Text of Press Release dated October 26, 1999.

(9)      Text of Press Release dated November 15, 1999.

(10)     Text of Press Release dated November 23, 1999.

(b)      Not Applicable.

(c)      Not Applicable.

(d)      Not Applicable.

(e)      Not Applicable.

(f)      Not Applicable.

(g) Pages 4 to 9 of the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1999.*

----------------------
* Previously filed

Exhibit 8

                                 PRESS RELEASE

                     GENERAL MAGNAPLATE RECEIVES NOTICE THAT
                      IT FAILS TO MEET NASDAQ REQUIREMENTS

COMPANY CONTACT:           Candida C. Aversenti
                           President and Chief Executive Officer
                           (908) 862-6200

Linden, New Jersey - October 26, 1999 - General Magnaplate Corporation (NASDAQ "GMCC") announced today that it received a letter of notification from the NASDAQ indicating that the Company fails to satisfy the continued listing criteria for the NASDAQ National Market and, according to the notice, the Company's common stock will be delisted from the NASDAQ National Market at the opening of business on January 21, 2000, unless the Company is in compliance. According to the notice, the Company does not satisfy the requirement that it have at least $5,000,000 in market value of stock held by non-affiliates.

Pursuant to the Company's recently initiated self tender, the Company had previously announced that it intended to delist its stock from the NASDAQ, and terminate its reporting obligations under Section 12 (g) of the Securities Exchange Act of 1934, upon termination of the tender offer, The self tender expires on November 12, 1999. The Company currently has fewer than 300 shareholders of record, and is therefore entitled to terminate its reporting obligations under the Exchange Act. After the Company's common stock is delisted from the NASDAQ market, trading of the common stock will be through privately negotiated transactions or quotations in the "pink" sheets listing published by the National Quotation Bureau. "Pink" sheet listings are entered at the brokerage firm's discretion and not all brokerage firms subscribe to the listing. The Company can give no assurance that any trading market will be maintained for the common stock, and anticipates that the common stock will be extremely illiquid.

Ms. Candida C. Aversenti, President and Chief Executive Officer of the Company, stated: "This notice from the NASDAQ confirms what we previously told our shareholders, that as a small, lightly traded company, we do not continue to meet the NASDAQ National Market listing requirements. This notice demonstrates our Board's determination that the continued listing of the Company's stock on the NASDAQ and its continuation of its status as reporting company under the Exchange Act is not an efficient use of the shareholders' money."

                                   * * * * *

Exhibit 9
                                  PRESS RELEASE

                     GENERAL MAGNAPLATE ANNOUNCES DELISTING,
                         TERMINATION OF REGISTRATION AND

                           CONCLUSION OF TENDER OFFER

COMPANY CONTACT:         Candida C. Aversenti
                         President and Chief Executive Officer

                                 (908) 862-6200

FOR IMMEDIATE RELEASE

Linden, New Jersey - November 15, 1999 - General Magnaplate Corporation announced today that it has delisted its common stock from the NASDAQ National Market effective at the close of trading on November 12, 1999. Also effective November 12, 1999, the Company filed notice with the Securities and Exchange Commission terminating its reporting obligations under Section 12(g) of the Securities Act of 1934.

The Company also announced the conclusion of its tender offer at 5:00 P.M., New York City time on November 12, 1999. In the tender offer, the Company offered to purchase from stockholders up to 600,000 shares of the Company's common stock. The offer was conducted as a "Dutch auction". Results of the offer will be tabulated and finalized this week.

General Magnaplate Corporation's Chairman, Charles P. Covino, and President and CEO, Candida C. Aversenti stated: "The delisting and termination of SEC reporting are in the best interests of the Company and its shareholders. We are satisfied with the results of the tender offer. We now look forward to operating the Company more efficiently, without the burden of the administration and financial resources associated with SEC and NASDAQ listing requirements."

J&T Consulting, L.L.C. acted as information agent and Registrar and Transfer Company acted as depositary agent for the offer. Any questions or requests for assistance related to the offer may be directed to the information agent at 877-995-1951.

Exhibit 10

                                  PRESS RELEASE

                         GENERAL MAGNAPLATE CORPORATION
                       ANNOUNCES CONCLUSION TO SELF TENDER

COMPANY CONTACT:           J&T Consulting, L.L.C.
                           877-995-1951

Linden, New Jersey - November 23, 1999 - General Magnaplate Corporation (formerly NASDAQ NMS ticker "GMCC") announced today the final results of its Dutch Auction self-tender that expired Friday, November 12, 1999 at 5:00 p.m. est. time. The Company had initiated an offer to purchase up to 600,000 shares of its common stock at a price range of $3.25 and $4 per share.

Based upon the final count by Registrar and Transfer Company, the Company accepted for purchase 412,000 shares of the Common stock at a price of $3.25 per share. The Company expects the payment for the accepted shares to be distributed by Registrar and Transfer Company during the Second week of December.

General Magnaplate was formerly traded on the NASDAQ National Market under the symbol GMCC. The Company's common stock was delisted from the NASDAQ National Market effective at the close of trading on November 12, 1999. The Company terminated its reporting obligations under Section 12 (g) of the Securities Act of 1934 on November 12, 1999.

                                  * * * * * *